UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G
                                (Rule13d-102)


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 1)


                        EMBARCADERO TECHNOLOGIES, INC.
                               (Name of Issuer)

                   Common Stock, $0.001 par value per share
                        (Title of Class of Securities)

                                  290787100
                                (CUSIP Number)

                              December 31, 2005
           (Date of Event Which Requires Filing of This Statement)



          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [x] Rule 13d-1(b)

          [ ] Rule 13d-1(c)

          [ ] Rule 13d-1(d)


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 290787100                  SCHEDULE 13G              Page 2 of 5 Pages


 1    Name of Reporting Person              WENTWORTH, HAUSER & VIOLICH, INC.

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group                (a) [ ]
                                                                      (b) [ ]

 3    SEC USE ONLY

 4    Citizenship or Place of Organization          Washington, United States

                    5    Sole Voting Power                                  0
   NUMBER OF
     SHARES         6    Shared Voting Power                        2,151,077
  BENEFICIALLY
 OWNED BY EACH      7    Sole Dispositive Power                             0
   REPORTING
  PERSON WITH       8    Shared Dispositive Power                   2,151,077

 9    Aggregate Amount Beneficially Owned by Each Reporting
      Person                                                        2,151,077

 10   Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares                                                      [ ]

 11   Percent of Class Represented by Amount in Row 9                    8.3%

 12   Type of Reporting Person                                             IA

CUSIP 290787100                  SCHEDULE 13G              Page 3 of 5 Pages


Item 1(a).   Name of Issuer.

             Embarcadero Technologies, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices.

             100 California Street, Suite 1200
             San Francisco, CA  94111

Item 2(a).   Name of Person Filing.

             Wentworth, Hauser & Violich, Inc. ("Wentworth")

Item 2(b).   Address of Principal Business Office or, if none, Residence.

             353 Sacramento Street, Suite 600
             San Francisco, CA  94111

Item 2(c).   Citizenship.

             Washington, United States

Item 2(d).   Title of Class of Securities.

             Common Stock, $0.001 par value per share

Item 2(e).   CUSIP Number.

             290787100

Item 3.      Type of Reporting Person.

             If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

             (a) [ ] Broker or dealer registered under section 15 of the
                 Exchange Act.

             (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act.

             (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

             (d) [ ] Investment company registered under section 8 of the
                 Investment Company Act of 1940.

             (e) [x] An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E);

             (f) [ ] An employee benefit plan or endowment fund in
                 accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP 290787100                  SCHEDULE 13G              Page 4 of 5 Pages


             (g) [ ] A parent holding company or control person in
                 accordance with Rule 13d-1(b)(1)(ii)(G);

             (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

             (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

             (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.      Ownership.

             Reference is hereby made to Items 5-9 and 11 of page 2 of this
Schedule 13G, which Items are incorporated by reference herein.

             Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual directors, executive officers, and/or shareholders of Wentworth might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5.      Ownership of Five Percent or Less of a Class.

             Not applicable.

Item 6.      Ownership of More Than Five Percent on Behalf of Another
             Person.

             Wentworth is deemed to be the beneficial owner of the number of securities reflected in Items 5-9 and 11 of page 2 of this Schedule 13G pursuant to separate arrangements whereby Wentworth acts as investment adviser to certain persons. Each person for whom the reporting person acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities purchased or held pursuant to such arrangements.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Not applicable.

Item 8.      Identification and Classification of Members of the Group.

             Not applicable.

CUSIP 290787100                  SCHEDULE 13G              Page 5 of 5 Pages


Item 9.      Notice of Dissolution of Group.

             Not applicable.

Item 10.     Certification.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                  Signature

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 WENTWORTH, HAUSER & VIOLICH, INC.



                                 By:      /s/ Bradford Hall
                                    ______________________________
                                    Bradford Hall, Chief
                                    Compliance Officer




DATED:  February 6, 2006